SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Clarification Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 12, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Clarification Announcement

Reference is made to the Notice of 2014 First Extraordinary General Meeting, the Notice of 2014 First H Shareholders Class Meeting and the circular (the “Circular”) of the Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 6 November 2014. Unless the context otherwise requires, terms used here shall have the same meaning as those defined in the Circular.

The Company would like to clarify that H Shareholders who wish to vote at the EGM and/or the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Friday, 21 November 2014 instead of on Thursday, 20 November 2014 as set out in note (a) on page 7 of the Notice of 2014 First Extraordinary General Meeting, note (a) on page 6 of the Notice of 2014 First H Shareholders Class Meeting and note (a) on pages EGM-7 and HCM-6 of the Circular.

Save as stated above, all the information in the Notice of 2014 First Extraordinary General Meeting, the Notice of 2014 First H Shareholders Class Meeting and the Circular remains unchanged.

By Order of the Board
Tang Weizhong
Company Secretary

Shanghai, the PRC, 12 November 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

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